THIS DOCUMENT IS A COPY OF AMENDMENT NO. 2 TO THE SCHEDULE 13G FOR LON E. BELL FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.    2  )*
                                            ------

                              Amerigon Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03070L-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  6  Pages
                                        ---

CUSIP No. 03070L-10-2                13G                 Page  2  of  6  Pages
          -----------                                         ---    ---

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 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Lon E. Bell SS# ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     USA

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Number of Shares              (5) Sole Voting Power
 Beneficially                     3,371,940 (Notes 1 and 2)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      79,998 (Notes 1 and 3)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  3,371,940 (Notes 1 and 2)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  79,998 (Notes 1 and 3)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,451,938
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     48.8%
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(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  6  Pages
                                                               ---    ---

NOTES TO PAGE 2 OF SCHEDULE 13G FOR LON E. BELL


NOTE 1


3,000,000 shares of the Company's Class A Common Stock (the "Escrow Shares"), including 2,592,903 shares owned by Dr. Bell, have been placed in escrow pursuant to an agreement (the "Escrow Agreement") by and among Amerigon Incorporated (the "Company"), Dr. Bell and certain other shareholders of the Company and an escrow agent. During the period the Escrow Shares are held in escrow, the shareholders of record may vote but not transfer their Escrow Shares; however, options for Escrow Shares may be granted. The Escrow Shares will be released to the shareholders of record owning such Escrow Shares if the Company achieves certain income levels or share price levels prior to specified dates during the period ending December 31, 1998 (the "Escrow Period"). Any Escrow Shares not released from escrow as of April 30, 1999, will automatically be exchanged for shares of Class B Common Stock, which will then be released from escrow. The Class B Common Stock is neither transferable nor convertible and its rights with respect to dividends and liquidation distributions are inferior to those of the Class A Common Stock. Therefore, the Class B Common Stock has limited economic value. Any dividends or other distributions made with respect to Escrow Shares for which the relevant earnings levels have not been reached within the Escrow Period will be forfeited and contributed to the capital of the Company on April 30, 1999.


NOTE 2



Dr. Bell has granted options (excluding expired or previously exercised options) to purchase (i) 267,148 shares of his Common Stock to Joshua Newman, the Company's Vice President of Corporate Development and Planning, Secretary and a director; (ii) 10,000 shares to R. John Hamman, Jr., the Company's Vice President of Finance and Chief Financial Officer; (iii) 10,000 shares to each of the following Company directors: Roy A. Anderson, Roger E. Batzel, A. Stephens Hutchcraft, Jr., Michael R. Peevey, and Norman R. Prouty; and (iv) 411,072 shares to other employees and consultants. 75% of the foregoing options relate to Dr. Bell's Escrow Shares and are exercisable only at such time, if ever, as the Escrow Shares are released as Common Stock from escrow.
 All of the 738,220 shares issuable upon exercise of these options are included in Dr. Bell's beneficial ownership.

NOTE 3


Dr. Bell has transferred by gift and sale an aggregate of 26,666 shares to each of three trusts, for which he and his spouse are co-trustees, created for the benefit of his children. Such shares total 79,988 and are in included in Dr. Bell's beneficial ownership.

                                                          Page  4  of  6  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER:

      Amerigon Incorporated, a California corporation (the "Company" or
      "Issuer").
-------------------------------------------------------------------------------
ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      404 E. Huntington Drive, Monrovia, California 91016.
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ITEM 2(A).  NAME OF PERSON FILING:

      This Amendent Number 2 to Schedule 13G is filed on behalf of Dr. Lon E. Bell, an Individual ("Dr. Bell").
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ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The address of the principal business office of Dr. Bell is 404 E. Huntington Drive, Monrovia, California 91016.
-------------------------------------------------------------------------------
ITEM 2(C).  CITIZENSHIP:

      Dr. Bell is a United States citizen.
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ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

      Class A Common Stock, no par value, of Amerigon Incorporated ("Class A Common Stock").
-------------------------------------------------------------------------------
ITEM 2(E).  CUSIP NUMBER:

      CUSIP Number -- 03070L-10-2
-------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

         Not applicable
-------------------------------------------------------------------------------

    (a) / / Broker or Dealer registered under Section 15 of the Act,

    (b) / / Bank as defined in Section 3(a)(6) of the Act,

    (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                          Page  5  of  6  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

Dr. Bell beneficially owns 3,451,938 shares of the Company's Class A Common Stock ("Common Stock"), no par value. This total includes 3,371,940 shares which Dr. Bell directly owns. In addition, Dr. Bell has transferred by gift and sale an aggregate of 26,666 shares to each of three trusts, for which he and his spouse are co-trustees, created for the benefit of his children. Such shares total 79,998 and are included in Dr. Bell's beneficial ownership of 3,451,938 shares.

2,592,903 of Dr. Bell's beneficially owned shares, together with an additional 407,097 shares of Class A Common Stock owned by certain other shareholders (collectively, the "Escrow Shares") are held in escrow pursuant to an agreement (the "Escrow Agreement") by and among the Company, Dr. Bell and certain other shareholders of the Company, and an escrow agent. During the period the Escrow Shares are held in escrow, the shareholders of record may vote but not transfer their Escrow Shares; however, options for Escrow Shares may be granted. The Escrow Shares will be released to the shareholders of record owning such Escrow Shares if the Company achieves certain income levels or share price levels prior to specified dates during the period ending December 31, 1998. Any Escrow Shares not released as of April 30, 1999, will automatically be exchanged for shares of Class B Common Stock, which will then be released from escrow. The Class B Common Stock is neither transferable nor convertible and its rights with respect to dividends and liquidation distributions are inferior to those of the Class A Common Stock. Therefore, the Class B Common Stock has limited economic value. Any dividends or other distributions made with respect to escrow shares for which the relevant earnings levels have not been reached within the Escrow Period will be forfeited and contributed to the capital of the Company on April 30, 1999.

    ---------------------------------------------------------------------------

    (b) Percent of Class:

        48.8% of the Class A Common Stock is beneficially owned by Dr. Bell.
    ---------------------------------------------------------------------------

    (c) Number of Shares as to Which Such Person Has:

          (i) Sole power to vote or to direct the vote:      3,371,940

              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote:       79,998

              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of:
              3,371,940 (See Notes 1 & 2)
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of:
              79,998 (See Notes 1 & 3)
              -----------------------------------------------------------------

                                                          Page  6  of  6  Pages
                                                               ---    ---

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.
-------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.
-------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.
-------------------------------------------------------------------------------

ITEM 10. CERTIFICATION

         Not applicable.
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                        February 14, 1997
                                       ----------------------------------------
                                       (Date)

                                       /s/ Lon E. Bell
                                       ----------------------------------------
                                       (Signature)

                                        Lon E. Bell,
                                        President, Chief Executive Officer
                                        and Chairman of the Board
                                       ----------------------------------------
                                       (Name/Title)